State Street Navigator Securities Lending Trust
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Via EDGAR Correspondence

June 30, 2010

Ms. Christina Diangelo
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Certain Trust Filings on EDGAR (the “Filings”)

Dear Ms. Diangelo:

We are writing in response to comments you provided telephonically to Brian Poole on Tuesday, May 25, 2010 with respect to the Filings of the Trust.  The Filings were filed with the Securities and Exchange Commission (“SEC”) at various times over a period of three years, on various mandated Forms, on behalf of the Trust and its series (the “Funds”).  On behalf of the Trust, we have set out below the SEC staff’s comments on the Filings, along with the Trust’s responses.

1.           Comment:  Form N-SAR:  The “Report of Independent Registered Public Accounting Firm” that accompanies the 2009 year-end filing for the Trust, filed on February 26, 2010, has omitted the city and state of domicile of the accounting firm, as required by Form N-SAR.  Going forward, please ensure that this information is included in the report.

Response:  Future Form N-SAR filings will include the city and state of domicile of the accounting firm.

2.           Comment: Form N-CSR:  In the 2009 year-end filing, filed on March 9, 2010, the footnote that follows the Expense Example for each Fund include a statement that “The dollar amounts shown as ‘Expenses Paid’ are equal to the annualized average weighted expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent six month period, then divided by the number of days in the most recent 12 month period.”  The SEC requires this concept to be presented in numerical terms in the disclosure, not described as is done here.  Going forward, please express this concept using “xxx/365” instead of references to the most recent six and 12 month periods.

Response: Future Form N-CSR filings will use the numerical format.

3.           Comment:  Form N-CSR:  In the 2009 year-end filing, filed on March 9, 2010, Note (b) to the Schedule of Investments for Prime Portfolio disclosed the interest rate for a floating rate security by reference to the next reset date for the security, but the SEC requires the final maturity date to be disclosed.  Please disclose the final maturity dates for floating rate securities going forward.

Response:  Future Form N-CSR filings will disclose as the “maturity date” of portfolio investments that are floating rate securities the securities’ final maturity dates rather than their next interest rate reset dates.

4.           Comment:  Form N-CSR:  In the 2009 year-end filing, filed on March 9, 2010, the SEC calculates the annual fee rate for custody services for Prime Portfolio, as disclosed on the Statement of Operations, as four basis points (0.04%), but the Notes to the Financial Statements states that the annual fee rate for custody services as three-and-a-half basis points (0.035%).  Please advise what is the annual fee rate for custody services for Prime Portfolio expressed in basis points.

Response:  The annual fee rate for custody services is three-and-a-half basis points (0.035%), which is the Trust’s contractual annual fee rate.  The amount reported in the Statement of Operations includes the amount of fees accrued pursuant to the custody contract, plus additional out-of-pocket operating expenses attributed to the Prime Portfolio pursuant to a recently effective FDIC charge incurred as a result of Prime Portfolio having an excess balance in its custody DDA account at March 31, 2009.

5.           Comment:  Form N-CSR: In the 2009 year-end filing, filed on March 9, 2010, the Notes to the Financial Statements disclose a contribution from an affiliate, State Street Bank and Trust Company, for a recordkeeping error.  Please describe the nature of this error.

Response:  Due to a recordkeeping error, a subscription to Prime Portfolio was not posted to its custody account in a timely manner.  State Street made a contribution to Prime Portfolio to hold it harmless against any losses sustained as a result of the error.

You requested that the Trust make certain representations concerning the Filings and this response.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary

EXHIBIT

June 30, 2010

Ms. Christina Diangelo
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Certain Trust Filings on EDGAR (the “Filings”)

Dear Ms. Diangelo:

In connection with a response being made by letter of even date herewith on behalf of the Trust to comments you provided with respect to the Filings, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the Filings;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filings; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on May 25, 2010.  Please do not hesitate to contact the Trust at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary